      Filed by:  Sara Lee Corporation
      Subject Company:  Coach, Inc.
      Pursuant to Rule 425 under the Securities Act of 1933
      File No. 333-54402

The following communications contain certain forward-looking statements. References made in the following are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.


The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by Sara Lee Corporation with the U.S. Securities Commission, including Sara Lee's Annual Report on Form 10-K for the year ended July 1, 2000, its Quarterly Reports on Form 10-Q for the quarters ended September 20, 2000 and December 30, 2000, and the offering circular-prospectus dated March 8, 2001 which is a part of Coach, Inc.'s registration statement on Form S-4.

                                   * * * * *

The following information is available on Sara Lee's website

[Information regarding the exchange offer has been posted on Sara Lee Corporation's Web site and can be accessed two ways: by clicking the link "Information Regarding the Coach Exchange Offer" on the home page under the heading "What's new", or by clicking the link entitled "Coach Exchange Offer" on the Investor Relations page. Both links provide access to the information and materials regarding the exchange offer described below. We refer to the following information as the "Coach Exchange Offer portion" of Sara Lee's Web site.]

[The following legend appears at the bottom of each page of the Coach Exchange Offer portion of Sara Lee's Web site:]

Sara Lee strongly encourages all holders of Sara Lee common stock to read Coach, Inc.'s registration statement on Form S-4, including the offering circular-prospectus relating to the exchange offer, as well as other documents relating to the exchange offer that Coach and Sara Lee have filed or will file with the Securities and Exchange Commission (the "SEC") because they contain important information. These and other documents relating to the exchange offer may be obtained free of charge on the SEC's Web site at www.sec.gov. Holders of Sara Lee common stock also may obtain each of these documents for free by sending a request to Sara Lee Corporation, Attn: Shareholder Services, Three First National Plaza, 70 West Madison Street, Chicago, Illinois, 60602. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[First page of the Coach Exchange Offer portion of Sara Lee's Web site:]

COACH EXCHANGE OFFER

Sara Lee offers to exchange 0.846 shares of Coach common stock for each share of Sara Lee common stock.

The following communications contain certain forward-looking statements. References in the following text are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by Sara Lee Corporation with the U.S. Securities Commission, including Sara Lee's Annual Report on Form 10-K for the year ended July 1, 2000, its Quarterly Reports on Form 10-Q for the quarters ended September 20, 2000 and December 30, 2000, and the offering circular-prospectus dated March 8, 2001 which is a part of Coach, Inc.'s registration statement on Form S-4.

If you are located outside of the United States, you are not permitted to view the materials relating to the exchange offer that are contained on the following pages. Please indicate whether you are located inside or outside of the United States by clicking the appropriate link below.

BY SELECTING, YOU ARE ACKNOWLEDGING TO SARA LEE THE FOLLOWING:

I am inside the United States
I am outside of the United States

The Coach Exchange Offer portion of Sara Lee's Web site contains information relating to Sara Lee's offer to exchange shares of Sara Lee common stock for shares of Coach common stock. Neither Sara Lee or Coach nor any other person is making or will make any offer to sell, or solicitation to buy, any securities in connection with the exchange offer in any state or other jurisdiction where such offer or sale is unlawful.

[A response of "I am inside the United States" links to the following text:]

[Note: each page linked to an "I am inside the United States" response contains two links: Offering Circular-Prospectus (links to pdf version of offering circular-prospectus), and FAQs (links to excerpts of the Question and Answer portion contained in the offering circular- prospectus and/or other offering materials that have been filed with the SEC)]

SARA LEE STOCKHOLDERS LOCATED INSIDE OF THE U.S.

The exchange offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on Wednesday, April 4, 2001, unless Sara Lee extends the exchange offer.

     In May 2000, Sara Lee Corporation announced a plan to establish its Coach business as a fully independent public company. As the first step of this plan, Coach, Inc. completed an initial public offering of 8,487,000 shares of its common stock in October 2000. Sara Lee currently owns 35,026,333 shares of Coach common stock. To complete the separation of Coach, Sara Lee is offering each of its stockholders the opportunity to exchange shares of Sara Lee common stock for shares of Coach common stock. Sara Lee will exchange 0.846 shares of Coach common stock for each share of Sara Lee common stock that is tendered and accepted, up to a maximum of 41,402,285 shares of Sara Lee common stock. This transaction is referred to as the "exchange offer." All persons holding shares of Sara Lee common stock are eligible to participate in the exchange offer, so long as the exchange offer is permitted under the local law of the jurisdiction in which they tender their shares. If Sara Lee stockholders tender more than 41,402,285 shares of Sara Lee common stock, then the number of Sara Lee shares that will be accepted from each stockholder who tendered shares will be reduced on a pro rata basis. The exchange offer is subject to certain conditions, including a condition that at least 37,262,057 shares of Sara Lee common stock are tendered. The terms and conditions of the exchange offer are described in the offering circular-prospectus dated March 8, 2001, which is contained in Coach, Inc.'s registration statement on Form S-4 that has been filed with the Securities and Exchange Commission (SEC) and was mailed to stockholders of record of Sara Lee as of February 28, 2001.

     To facilitate a successful distribution of the Coach shares owned by Sara Lee, the exchange ratio has been established at a level that, as of March 5, 2001, would provide tendering stockholders with shares of Coach common stock having a market value greater than the market value of shares of Sara Lee common stock tendered. We refer to this greater value as the "anticipated premium." The exchange ratio represents a premium of 12.9 percent based on the NYSE closing prices on March 5, 2001 of $21.00 per share of Sara Lee common stock and $28.03 per share of Coach common stock. We cannot, however, predict what the amount of the actual premium, if any, will be when the exchange offer is completed. Sara Lee common stock is listed under the symbol "SLE" on the New York, Chicago and Pacific stock exchanges. Coach common stock is listed under the symbol "COH" on the New York Stock Exchange.

     All persons holding shares of Sara Lee common stock are eligible to participate in the exchange offer if they tender their shares in a jurisdiction where the exchange offer is permitted under local law. The exchange offer is a voluntary transaction and it is completely your decision whether to participate. In making your decision, you should consider, among other things: (a) your view of the relative value of a single share of Sara Lee and a single share of Coach; (b) your individual investment strategy with regard to the two stocks; and (c) your opportunity to receive the anticipated premium, if any. NONE OF SARA LEE, COACH OR ANY OF THEIR RESPECTIVE OFFICERS OR DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SHARES OF SARA LEE COMMON STOCK. You must make your own decision after reading the offering circular-prospectus dated March 8, 2001, especially the section entitled "Risk Factors," and consulting with your advisors based on your own financial position and requirements. THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON APRIL 4, 2001, UNLESS SARA LEE EXTENDS THE OFFER.

     Sara Lee has retained the services of Mellon Investor Services LLC, as the exchange agent, Morrow & Co., Inc., as information agent, and Goldman, Sachs & Co., as dealer manager, to assist you in connection with the exchange offer. Please contact:

     - Morrow & Co., Inc., the information agent, at (800) 607-0088, toll-free in the United States or (212) 754-8000 from elsewhere, if you have questions about the exchange offer. Brokers and banks call
          (800) 654-2468, toll-free in the United States.


     - Mellon Investor Services LLC, the exchange agent, at (866) 825-8873, toll free in the United States or (201) 373-5549 from elsewhere, if you have questions about the Letter of Transmittal or offering materials or to request additional copies.

     - Goldman, Sachs & Co., the dealer manager, at (800) 323-5678, toll free in the United States or (212) 902-1000 from elsewhere, if you have questions about the exchange offer.

[A response of "I am outside the United States" links to the following text:]

SARA LEE STOCKHOLDERS OUTSIDE OF THE U.S.

Thank you for visiting the Coach Exchange Offer portion of Sara Lee's Web site. Only Sara Lee stockholders located within the United States are permitted to view the information contained on the following pages.

To request a copy of the offering circular-prospectus that is applicable to the jurisdiction in which you are located, as well as other documents relating to the exchange offer, please contact the exchange agent for the transaction, Mellon Investor Services, at (201) 373-5549.

As of January 31, 2000, there were Sara Lee stockholders with addresses of record in approxi mately 50 jurisdictions throughout the world. Sara Lee is seeking to conduct the exchange offer on a global basis; however, Sara Lee is not offering to sell, and is not soliciting any offer to buy, any shares of Sara Lee common stock in any non-U.S. jurisdiction in which the offer or sale is not permitted. The offering circular-prospectus may not be distributed or forwarded to stockholders located in any jurisdiction where the exchange offer is not permitted.

[Clicking the link to the pdf version of the offering circular-prospectus leads to the following text:]

OFFERING CIRCULAR-PROSPECTUS

Only Sara Lee stockholders located within the United States are permitted to view the offering circular-prospectus. By selecting "I Acknowledge" below, you are representing to Sara Lee that you are located inside the United States and are entitled to view the offering circular-prospectus.

If you are located outside the United States, you may request a copy of the offering circular-prospectus relating to the exchange offer that is applicable to your jurisdiction, as well as other documents relating to the exchange offer, by contacting Mellon Investor Services at (201) 373-5549).

I acknowledge I am inside the U.S.
(clicking will download the Offering Circular-Prospectus in PDF format)

[Clicking the link to FAQs leads to the following text:]

FREQUENTLY ASKED QUESTIONS

The following text is contained in the offering circular-prospectus relating to the exchange offer, which is a part of Coach, Inc.'s registration statement on Form S-4, and other documents relating to the exchange offer that Coach and Sara Lee have filed or will file with the SEC. References in the following text to "this document" or references to specific sections refer to the offering circular-prospectus or sections thereof. We strongly encourage you to read the offering circular-prospectus dated March 8, 2001, especially the section entitled "Risk Factors," and the other documents relating to the exchange offer that have been or will be filed with the SEC because they contain important information.


                 QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

WHY HAS SARA LEE DECIDED TO SEPARATE COACH FROM THE REST OF SARA LEE?
We decided to separate our Coach business from our other businesses as part of our increased focus on a smaller number of global branded consumer packaged goods businesses. As the first step of the separation, Coach completed an initial public offering of its common stock in October 2000. We believe that separating Coach from Sara Lee will:

     - allow each company to offer incentives to its employees that are more closely linked to its own performance, thereby enhancing its ability to attract, retain and motivate employees;

     - permit each company to focus its managerial and financial resources on the growth of its specific lines of business;

     - allow each company to have a sharper focus on strategic opportunities for growth; and

     -    allow each company to independently access the capital markets.

WHY DID SARA LEE CHOOSE THE EXCHANGE OFFER AS THE WAY TO SEPARATE COACH?
We believe that the exchange offer is a tax efficient way to achieve the goals outlined above. The exchange offer also allows you to adjust your investment between Sara Lee and Coach on a tax-free basis for United States federal income tax purposes (except with respect to cash received in lieu of fractional shares, if any) and provides you with the opportunity to receive the anticipated premium, if any.

WHAT OTHER ALTERNATIVES DID SARA LEE CONSIDER BEFORE CHOOSING THE EXCHANGE
OFFER?
We considered three principal alternatives for the separation of Coach from Sara
Lee: the exchange offer, a pro rata spin-off of the shares of Coach common stock to our stockholders and the sale of Coach to a third party. We decided, however, that the spin-off and the sale were not preferred alternatives because neither would achieve the objectives described above, other than, in the case of a spin-off, permitting you to receive shares of Coach common stock on a tax-free basis.

HOW MANY SHARES OF COACH COMMON STOCK WILL I RECEIVE FOR EACH SHARE OF SARA LEE COMMON STOCK THAT I TENDER?
You will receive 0.846 shares of Coach common stock for each share of Sara Lee common stock that you validly tender in the exchange offer. This number is referred to as the "exchange ratio." We may not accept all shares of Sara Lee common stock you tender if our stockholders validly tender more than 41,402,285 shares of Sara Lee common stock. If that happens, your tender will be proportionately reduced, as described below.

HOW DO I PARTICIPATE IN THE EXCHANGE OFFER?
You may participate in the exchange offer if you hold shares of Sara Lee common stock and you validly tender your shares during the exchange offer period in a jurisdiction where this exchange offer is permitted under the laws of that jurisdiction. The procedures you must follow to participate in the exchange offer will depend on whether you hold your shares of Sara Lee common stock in certificated form, through a bank or broker or through an employee benefit plan. For specific instructions about how to participate, see the section entitled "The Exchange Offer--Procedures for Tendering Shares of Sara Lee Common Stock" beginning on page 30 of the offering circular-prospectus.

SHOULD I PARTICIPATE IN THE EXCHANGE OFFER?
The exchange offer is a voluntary transaction and it is completely your decision whether to participate. None of Sara Lee, Coach, or any of their respective directors or officers makes any recommendation as to whether you should tender your shares of Sara Lee common stock. You should examine carefully your specific financial position, plans and needs before you decide whether to participate. We also encourage you to consider, among other things:

     - your view of the relativevalues of a single share of Sara Lee and a single share of Coach;

     -   your individual investment strategy with regard to the two stocks; and

     - your opportunity to receive the anticipated premium, if any, as described in the offering circular-prospectus.

In addition, you should consider all of the factors described in the section of the offering circular-prospectus dated March 8, 2001, beginning on page 20, entitled "Risk Factors." You must make your own decision after carefully reading the offering circular-prospectus and consulting with your advisors about your own financial position and requirements.

CAN I PARTICIPATE IN THE EXCHANGE OFFER WITH ONLY A PORTION OF MY SHARES OF SARA LEE COMMON STOCK?
Yes. This is a voluntary exchange offer. You may tender all, some or none of your shares of Sara Lee common stock.

WHAT DO I DO IF I WANT TO RETAIN MY SHARES OF SARA LEE COMMON STOCK?
Nothing. If you want to retain your shares of Sara Lee common stock, you do not need to take any action.

IF I DECIDE TO PARTICIPATE, HOW WILL I RECEIVE MY SHARES OF COACH COMMON STOCK? You will not receive certificates for any shares of Coach common stock you receive in the exchange offer. Instead, all shares of Coach common stock you receive in exchange for your shares of Sara Lee common stock will be credited to a book-entry account maintained by Mellon Investor Services, which is Coach's transfer agent, for your benefit. Once the exchange offer has been completed, Coach's transfer agent will mail to you a confirmation statement indicating the number of shares of Coach common stock credited to your account. You may request physical certificates for any shares of Coach common stock held in book-entry form by following the instructions contained in the confirmation statement.

CAN I CHANGE MY MIND AFTER I TENDER MY SHARES OF SARA LEE COMMON STOCK?
Yes. You may withdraw tenders of your shares of Sara Lee common stock any time before the exchange offer expires by following the withdrawal procedures described in the offering circular-prospectus, beginning on page 36, in the section entitled "The Exchange Offer--Withdrawal Rights." If you change your mind after you have withdrawn your tender, you may tender your shares of Sara Lee common stock again by following the tender procedures and re-delivering your shares of Sara Lee common stock before the expiration of the exchange offer.

ARE THERE ANY CONDITIONS TO SARA LEE'S OBLIGATION TO COMPLETE THE EXCHANGE
OFFER?
Yes. We are not required to complete the exchange offer unless the conditions described in the offering circular-prospectus dated March 8, 2001, beginning on page 39, are satisfied prior to the expiration date. In particular, Sara Lee may not complete the exchange offer unless at least 37,262,057 shares of Sara Lee common stock are tendered so that at least 90% of our shares of Coach common stock can be exchanged. This minimum number of shares of Sara Lee common stock that must be tendered is referred to as the "minimum amount." We may waive any or all of the conditions to the exchange offer, including the requirement that the minimum amount of shares of Sara Lee common stock be tendered.

WHAT HAPPENS IF MORE THAN 41,402,285 SHARES OF SARA LEE COMMON STOCK ARE TENDERED, I.E., THE EXCHANGE OFFER IS OVERSUBSCRIBED?
If the exchange offer is oversubscribed, the number of shares of Sara Lee common stock that will be accepted from each Sara Lee stockholder who validly tendered and did not withdraw shares of Sara Lee common stock will be reduced on a pro rata basis. We refer to this pro rata reduction as "proration." Proration will be based on the number of shares of Sara Lee common stock each stockholder has tendered in the offer, and not on the stockholder's aggregate ownership of shares of Sara Lee common stock. Any shares of Sara Lee common stock not accepted for exchange will be returned to tendering stockholders promptly following the expiration or termination of the exchange offer. Stockholders who own fewer than 100 shares of Sara Lee common stock in total, referred to as "odd-lots," and who tender all shares of Sara Lee common stock they own will not be subject to proration. Shares you own in Sara Lee's ESOP, 401(k) Supplemental Savings Plan or Personal Products Retirement Savings Plan of Puerto Rico will not be considered odd-lot holdings and will be subject to proration.

WHAT HAPPENS IF LESS THAN THE MINIMUM AMOUNT OF SHARES OF SARA LEE COMMON STOCK IS TENDERED?
If less than the minimum amount of shares of Sara Lee common stock are tendered in the exchange offer, we may choose not to complete the exchange offer. If we choose not to complete the exchange offer, we will promptly return any shares of Sara Lee common stock that have been tendered.

WHEN WILL TENDERING STOCKHOLDERS KNOW THE OUTCOME OF THE EXCHANGE OFFER?
On the first business day after the expiration date, we will announce by press release preliminary results of the exchange offer, including any preliminary proration factor.

WHO SHOULD I CALL IF I HAVE QUESTIONS OR WANT COPIES OF ADDITIONAL DOCUMENTS? You may call the information agent, Morrow & Co., at (800-607-0088) toll free in the United States or (212-754-8000) from elsewhere to ask questions about the exchange offer. If you have questions about the exchange offer materials or need additional copies, contact the exchange agent, Mellon Investor Services at (866-825-8873) toll free in the United States or (201-373-5549) from elsewhere.

WHAT IF MY SHARES OF SARA LEE COMMON STOCK ARE NOT ACCEPTED FOR EXCHANGE?
Any shares of Sara Lee common stock not accepted for exchange will be returned to tendering stockholders promptly following the expiration or termination of the exchange offer. Shares of Sara Lee common stock will not be accepted if:

     - the conditions set forth in the offering circular-prospectus are not satisfied or waived by Sara Lee;

     - the exchange offer is oversubscribed, so that not all tendered shares of Sara Lee common stock are accepted;

     - a stockholder did not provide or complete the necessary documents before the expiration date, so the shares of Sara Lee common stock were not validly tendered shares; or

     - the exchange offer is not completed by May 2, 2001, the date that is 40 business days after the date the exchange offer was commenced, unless the exchange offer is extended by Sara Lee.


WILL I RECEIVE FRACTIONAL SHARES OF COACH COMMON STOCK IN THE EXCHANGE OFFER? No. Only whole shares of Coach common stock will be issued in the exchange offer; you will not receive any fractional Coach share. Instead, the exchange agent, acting on behalf of the stockholders, will aggregate any fractional shares of Coach common stock that you and other tendering stockholders otherwise would have received in the exchange offer and will sell the fractional shares on behalf of you and the other tendering stockholders. You will receive cash proceeds from such sale equal to the value of the fractional share sold on your behalf, net of commissions.

HOW WILL MY UNTENDERED OR UNACCEPTED SHARES OF SARA LEE COMMON STOCK BE RETURNED TO ME?
If you delivered a certificate representing more shares of Sara Lee common stock than you desired to tender for exchange, you decided to withdraw your tendered shares prior to the expiration date, or if fewer than all tendered shares are accepted for exchange due to proration, these unexchanged shares of Sara Lee common stock will be returned to you by:

     - mailing you a stock certificate, if you tendere your shares by delivering a stock certificate to the exchange agent;

     - crediting these shares to your book-entry account with Sara Lee's transfer agent, if you tendered shares in book-entry form that you purchased in Sara Lee's Employee Stock Purchase Plan;

     - crediting these shares to your book-entry account with Computershare Investor Services, the third party administrator, if you tendered shares in book-entry that you purchased in Sara Lee's International Employee Stock Purchase Plan or Dividend Reinvestment Plan; or

     - crediting your account in accordance with The Depository Trust Company's procedures, if you tendered shares held by your broker.

WHAT SHARES OF SARA LEE COMMON STOCK CAN I TENDER IN THE EXCHANGE OFFER?
All shares of Sara Lee common stock that you own outright, through a broker or in book-entry form through Sara Lee Corporation's Employee Stock Purchase Plans or the Sara Lee Corporation Dividend Reinvestment Plan may be tendered in the offering. Shares held in any Sara Lee company savings plans, however, may be tendered only by current Coach employees. The following table describes which shares may be tendered by which Sara Lee stockholders:


PLAN                                       ELIGIBLE PARTICIPANTS         SHARES YOU MAY TENDER
----                                       ---------------------         ---------------------
Sara Lee Corporation Employee              Coach participants            All shares credited to accounts of
Stock Ownership Plan **                    (current employees)           current Coach employees before the
                                           only                          exchange offer expires

Sara Lee Corporation 401(k)                Coach participants            All shares credited to accounts of
Supplemental Savings Plan **               (current employees)           current Coach employees before the
                                           only                          exchange offer expires

Sara Lee Corporation Employee              All                           Purchase cycles completed before
Stock Purchase Plan                                                      the exchange offer expires

Sara Lee Corporation Dividend              All                           Purchase cycles completed before
Reinvestment Plan                                                        the exchange offer expires

Sara Lee Corporation                       All                           Purchase cycles completed before
International Employee Stock                                             the exchange offer expires
Purchase Plan

Sara Lee Corporation Personal              Coach participants            All shares credited to accounts of
Products Retirement Savings Plan           (current employees)           current Coach employees in the Sara
of Puerto Rico  **                         only                          Lee Common Stock Fund prior to
                                                                         expiration of exchange offer

Chock full o'Nuts Employee                 None                          None
Stock Ownership Plan

Money Accumulation Plan for                None                          None
Collectively Bargained
Employees of Gallo Salame

Playtex Apparel Retirement                 None                          None
Savings Plan for Hourly Puerto
Rican Employees

     ** To tender shares of Sara Lee common stock held in these funds, you must complete a Form of Election and deliver it to the exchange agent. You cannot use the Letter of Transmittal to tender these shares.

Holders of vested but unexercised options to purchase shares of Sara Lee common stock may exercise these options and tender the shares of Sara Lee common stock received upon such exercise by following the general instructions for tendering shares described in these Instructions and in the offering circular-prospectus. Restricted stock units or other stock equivalents granted under Sara Lee's long term incentive plans, deferred compensation program or other company plans may not be tendered in the exchange offer.

                            *    *    *    *    *

The following employee communication was issued on March 8, 2001:

                                   C O A C H


Date:    March 8, 2001

To:      Coach Employees

From:    Laura Booth

RE:      FINAL SPIN OFF: INFORMATION ON SARA LEE STOCK


Today, Coach filed a registration statement with the SEC indicating Sara Lee's intent to complete its separation of Coach from Sara Lee. The separation will be structured as what is called an "exchange offer," in which Sara Lee stockholders will be offered the opportunity to exchange ("tender") their Sara Lee shares for Coach shares. This is important to you because you may own Sara Lee shares in one or more of the following Sara Lee plans:

SARA LEE SAVINGS PLANS
-  Supplemental Savings Plan (401(k)),
-  Employee Stock Ownership Plan (ESOP),
-  Personal Products Retirement Savings Plan of Puerto Rico (RSP)

OTHER WAYS YOU MAY OWN SARA LEE SHARES
-  Employee Stock Purchase Plan (ESPP)
-  International Employee Stock Purchase Plan (International ESPP)
-  Dividend Reinvestment Plan (DRIP)
-  Stock certificates
-  Brokerage accounts

All Sara Lee shares that you have are eligible for the exchange offer. THE EXCHANGE OFFER IS COMPLETELY VOLUNTARY. You may tender in the exchange offer all or some of your shares of Sara Lee common stock, or you can do nothing and none of your Sara Lee shares will be converted into Coach shares.

If you are a Sara Lee stockholder, you will receive detailed instructions regarding the offer, and forms to complete if you want to participate, at your home address within the next week or so from Mellon Investor Services. You will receive separate packets from Mellon containing instructions for tendering Sara Lee shares held in each of your accounts or plans. Mellon also has set up a special phone number to answer questions. Please wait until you have received and reviewed your package(s) before calling Mellon with questions.

-  In the United States: 1-866-825-8873 (toll-free)
-  Outside the United States: 1-201-373-5549

PLEASE NOTE THE FOLLOWING KEY POINTS:

- IF YOU TAKE NO ACTION, YOUR SARA LEE SHARES WILL NOT BE CONVERTED TO COACH SHARES.

- NO MATTER WHAT YOU ELECT TO DO IN THE EXCHANGE OFFER, ANY BALANCE IN YOUR SARA LEE 401(K) AND ESOP ACCOUNTS WILL AUTOMATICALLY BE TRANSFERRED TO A NEW COACH 401(K) PLAN, WHICH WILL BE ESTABLISHED IN JULY 2001. IF ANY OF THESE ACCOUNTS STILL HOLD SARA LEE SHARES AT THE TIME OF TRANSFER, THOSE SHARES WILL BE SOLD AND THE CASH WILL BE TRANSFERRED TO THE COACH 401(K). MORE INFORMATION ABOUT OUR NEW PLANS WILL BE PROVIDED OVER THE NEXT FEW MONTHS.

- THE EXCHANGE OFFER WILL ONLY APPLY TO COACH EMPLOYEES WHO ARE ACTIVELY EMPLOYED ON THE DATE THE EXCHANGE OFFER CLOSES. THAT DATE IS EXPECTED TO BE APRIL 4, 2001.

- SARA LEE STOCK OPTIONS (SHARE 2000 OR EXECUTIVE OPTIONS) ARE NOT ELIGIBLE FOR THE EXCHANGE OFFER, AND YOU WILL NOT RECEIVE INFORMATION FROM MELLON REGARDING THEM. A SEPARATE MEMO FROM COACH WILL BE DISTRIBUTED SHORTLY EXPLAINING WHAT WILL HAPPEN TO SARA LEE OPTIONS.


Investors and security holders are urged to read Coach, Inc.'s registration statement on Form S-4, including the prospectus relating to the exchange offer described in this memorandum because they contain important information. These and other documents relating to the transaction are filed with the Securities and Exchange Commission (SEC) and may be obtained free at the SEC's Web site at WWW.SEC.GOV. Holders of Sara Lee common stock may also obtain each of these documents for free by sending a request to Sara Lee Corporation, Attn:
Shareholder Services, Three First National Plaza, Chicago, Illinois, 60602. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                           * * * * *


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The following information is a newspaper advertisement of the exchange offer for publication in the Wall Street Journal:

This announcement is neither an offer to exchange nor a solicitation of an offer to exchange the securities. The exchange offer is made only by the Offering Circular-Prospectus dated March 8, 2001 and the related Letter of Transmittal and instructions thereto and is not being made to any Sara Lee stockholders in any jurisdiction in which the making of the exchange offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of Sara Lee Corporation by Goldman, Sachs & Co.

Notice of Offer to Exchange 0.846 Shares of Common Stock of
Coach, Inc.
for each share of Common Stock, up to 41,402,285 shares, of Sara Lee Corporation

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 4, 2001, UNLESS THE EXCHANGE OFFER IS EXTENDED. Sara Lee Corporation is offering to exchange 0.846 shares of Coach, Inc. common stock for each share of Sara Lee common stock, up to a maximum of 41,402,285 Sara Lee shares, that are validly tendered and not properly withdrawn by 12:00 Midnight New York City time, on April 4, 2001, or any later date to which the exchange offer may be extended (such date and time, as it may be so extended, the "expiration date"), upon the terms and subject to the conditions set forth in the offering circular-prospectus dated March 8, 2001 and in the related Letter of Transmittal, which together constitute Sara Lee's offer.

Sara Lee is making the exchange offer to establish Coach as a fully independent public company as part of Sara Lee's increased focus on a smaller number of global branded consumer packaged goods businesses, as described in the offering circular-prospectus. The exchange offer also provides Sara Lee stockholders with an opportunity to adjust their investment between Sara Lee and Coach generally on a tax-free basis.

The exchange offer is conditioned upon, among other things, at least 37,262,057 shares of Sara Lee common stock (approximately 4.5% of the outstanding Sara Lee shares) being validly tendered and not withdrawn on or before the expiration date. If less than the minimum amount of 37,262,057 shares of Sara Lee common stock is tendered in the exchange offer, Sara Lee may terminate the exchange offer and return any shares of Sara Lee common stock that have been tendered, or Sara Lee may waive this condition and complete the exchange offer. All persons holding shares of Sara Lee common stock are eligible to participate in the exchange offer if they tender their shares in a jurisdiction where the exchange offer is permitted under local

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law.

Sara Lee currently holds 35,026,333 Coach shares, all of which are being offered pursuant to the exchange offer. If the exchange offer is completed and all of the Coach shares owned by Sara Lee are not exchanged in the exchange offer, Sara Lee will divest its remaining shares in a pro rata spin-off to those persons who remain Sara Lee stockholders after the exchange offer has been completed. If more than 41,402,285 Sara Lee shares are validly tendered and not withdrawn on or before the expiration of the exchange offer, Sara Lee will accept shares on a pro rata basis, except that tenders by stockholders who own fewer than 100 shares of Sara Lee common stock and who tender all of their Sara Lee shares will not be subject to proration. Shares held in any Sara Lee Corporation savings plan are not eligible for this preferential treatment.

None of Sara Lee, Coach or any of their respective officers or directors makes any recommendation as to whether or not you should tender your Sara Lee shares.

For purposes of the exchange offer, Sara Lee shall be deemed, subject to the proration provisions of the exchange offer, to have accepted for exchange and to have exchanged Sara Lee shares validly tendered for exchange when and if Sara Lee gives oral or written notice thereof to the exchange agent, Mellon Investor Services LLC. Exchange of Sara Lee shares will be made by deposit of tendered Sara Lee shares with the exchange agent, which will act as agent for the tendering stockholders for the purpose of receiving Coach shares from Sara Lee and transmitting such shares to tendering stockholders. In all cases, the exchange of Sara Lee shares will be made only after receipt by the exchange agent, by the expiration date of the exchange offer, of (i) certificates for such Sara Lee shares (or timely confirmation of a book-entry transfer of such Sara Lee shares into the exchange agent's account at The Depository Trust Company), unless tendered Sara Lee shares are held in book-entry form in the Sara Lee Corporation Employee Stock Purchase Plan, International Employee Stock Purchase Plan or Dividend Reinvestment Plan, and
(ii) a properly completed and duly executed Letter of Transmittal or an agent's message (as described in the offering circular-prospectus) in connection with a book-entry transfer of shares, together with any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by Sara Lee pursuant to the exchange offer, regardless of any delay in making such exchange.

Sara Lee expressly reserves the right, at any time or from time to time, in its sole discretion and regardless of whether any of the conditions specified in the offering circular-prospectus under the caption "The Exchange Offer--Conditions for Completion of the Exchange Offer" have been satisfied,
(i) to extend the period of time during which the exchange offer is open by giving oral or written notice of such extension to the exchange agent and by making a public announcement of such extension, or (ii) to amend the terms of the exchange offer in any respect by giving oral or written notice of such amendment to the exchange agent and by making a public announcement of such amendment.

Tenders of Sara Lee shares made pursuant to the exchange offer are irrevocable provided that tenders of shares may be withdrawn as set forth in the offering circular-prospectus under the caption "The Exchange Offer--Withdrawal Rights." Tendered shares may be withdrawn at any time prior to the expiration date and may also be withdrawn after the expiration of 40 business days from the commencement of the exchange offer, unless theretofore accepted for exchange by Sara Lee. To be effective, a written notice of withdrawal must be received by the exchange agent by the expiration date at one of its addresses set forth in the Letter of Transmittal and must specify the name of the person who tendered the Sara Lee shares to be withdrawn and the number of Sara Lee shares to be withdrawn precisely as they appear in the Letter of Transmittal. All questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Sara Lee shares will be determined by Sara Lee in its sole discretion, which determination will be final and binding on all tendering stockholders. None of Sara Lee, Coach, the dealer manager, the information agent, the soliciting dealers, the exchange agent or any other person will be under any duty to notify tendering stockholders of any defect

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of irregularity in tenders or notices of withdrawals.

The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the offering circular-prospectus and is incorporated herein by reference.

The offering circular-prospectus, the Letter of Transmittal and other relevant materials are being mailed to record holders of Sara Lee shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the name of whose nominees, appear on the stockholder list of Sara Lee or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Sara Lee shares. The offering circular-prospectus, the Letter of Transmittal and the related materials contain important information which should be read carefully before any decision is made with respect to the exchange offer.

Questions and requests for assistance or for additional copies of the offering circular-prospectus, the letter of transmittal and other exchange offer materials may be directed to the information agent or the Dealer Manager, at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at Sara Lee's expense.

The Information Agent for the Exchange Offer is:

MORROW & CO., INC.
445 Park Avenue, 5th Floor
New York, New York 10022
E-Mail: information@morrowco.com
Call Collect (212) 754-8000
Banks and Brokerage Firms Call: (800) 654-2468
Stockholders Please Call: (800) 607-0088
The Dealer Manager for the Exchange Offer is:
Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
(800) 323-5678 Toll Free within the United States
(212) 902-1000 from elsewhere
March 8, 2001